Dreyfus Premier New York Municipal Bond Fund

ANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier New York Municipal Bond Fund, covering the 12-month period from December 1, 2003, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

The Federal Reserve Board has raised short-term interest rates four times since June 2004, the U.S. labor market is strengthening, and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is poised to have another consecutive calendar year of positive returns. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors and most suitable investments that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus Premier New York Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended November 30, 2004, the fund achieved total returns of 2.71% for Class A shares, 2.18% for Class B shares and 1.94% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.07% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Municipal Debt Funds category was 2.97% over the reporting period.[3]

The municipal bond market's returns were driven by investors' changing expectations of economic growth and inflation. The fund's returns were lower than its benchmark, primarily because the fund's relatively defensive positioning prevented it from participating fully in market rallies later in the reporting period. In addition, the fund's benchmark contains bonds from many states, not just New York, and does not reflect fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes.

The fund will invest at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 30% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

As it became increasingly apparent during the first four months of the reporting period that the U.S. economy was recovering slowly and inflation remained low, municipal bonds generally gained value. In April 2004, however, reports of an unexpectedly strong U.S. labor market and higher energy prices rekindled investors' inflation concerns. In response, the Federal Reserve Board raised short-term interest rates four times between June and November, driving the overnight federal funds rate to 2%. Nonetheless, municipal bond prices generally rallied during the summer when the U.S. economy appeared to hit a "soft patch," offsetting earlier declines.

As the economy improved, New York issuers had less need to borrow, and the supply of newly issued tax-exempt bonds dropped compared to the same period one year earlier. In November, one of the major bond rating agencies rewarded the state's improved fiscal condition by upgrading its credit rating. These factors further supported bond prices.

When the market became more volatile in April 2004, we attempted to adopt a more defensive investment posture by intensifying the fund's focus on the short- to intermediate-term portion of the maturity spectrum. However, this sector of the yield curve lagged when trading activity by non-traditional investors, including hedge funds, created heightened volatility among intermediate-term bonds. During the summer of 2004, we increased the fund's holdings of longer-term bonds, which had been less severely affected by market volatility.

What is the fund's current strategy?

As of the end of the reporting period, we have set the fund's average duration in a range we consider slightly longer than industry averages. This strategy is designed to increase the fund's exposure to a part of the maturity spectrum that we expect to be supported by robust investor demand and relatively little new issuance. In addition, we are looking for opportunities to capture attractive yields among lower-rated bonds that, in our judgment, complement the fund's higher-quality core holdings.

December 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



	Dreyfus Premier New York Municipal Bond Fund (Class A shares) ———
	Dreyfus Premier New York Municipal Bond Fund (Class B shares) - - - -
	Lehman Brothers Municipal Bond Index† ———

$19,969

$18,556
$18,297

Comparison of change in value of $10,000 investment in Dreyfus Premier New York Municipal Bond Fund Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier New York Municipal Bond Fund on 11/30/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund invests primarily in New York municipal securities and the fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 11/30/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		(1.91)%	5.37%	6.23%	
without sales charge		2.71%	6.34%	6.72%	
Class B shares					
with applicable redemption charge †		(1.73)%	5.48%	6.38%	
without redemption		2.18%	5.80%	6.38%	
Class C shares					
with applicable redemption charge ††	9/11/95	0.96%	5.54%	–	4.70%
without redemption	9/11/95	1.94%	5.54%	–	4.70%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New York Municipal Bond Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.83	$ 7.47	$ 8.64
Ending value (after expenses)	$1,035.70	$1,033.10	$1,031.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.80	$ 7.41	$ 8.57
Ending value (after expenses)	$1,020.25	$1,017.65	$1,016.50

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.47% for Class B and 1.70% for Class C; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004

Long-Term Municipal Investments−96.1%	Principal Amount ($)	Value ($)
New York−88.9%		
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000	1,312,940
Jefferson County Industrial Development Agency, SWDR (International Paper Co.) 5.20%, 12/1/2020	1,465,000	1,473,893
Long Island Power Authority, Electric System Revenue 5.25%, 12/1/2014	3,000,000	3,282,840
Metropolitan Transportation Authority, Revenue:		
5%, 11/15/2009 (Insured; MBIA)	3,000,000	3,286,800
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,447,760
Dedicated Tax Fund:		
6.125%, 4/1/2015 (Insured; FGIC) (Prerefunded; 4/1/2010)	2,145,000 [a]	2,469,152
5.25%, 11/15/2025 (Insured; FSA)	2,000,000	2,115,400
Transit Facilities:		
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 1/1/2012)	1,225,000 [a]	1,363,156
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 7/1/2012)	2,775,000 [a]	3,097,566
Nassau County Industrial Development Agency, IDR (Keyspan−Glenwood) 5.25%, 6/1/2027	4,000,000	4,049,520
Newburg Industrial Development Agency, IDR (Bourne and Kenney Redevelopment Co.) 5.75%, 8/1/2032 (Guaranteed; SONYMA)	1,000,000	1,041,790
New York City:		
6.75%, 2/1/2009	2,000,000	2,286,800
5.25%, 8/1/2016 (Insured; MBIA)	3,500,000	3,763,130
6%, 8/1/2017	2,210,000	2,384,303
6%, 8/1/2017 (Prerefunded 8/1/2007)	790,000 [a]	872,405
5.25%, 10/15/2019	2,000,000	2,130,500
5%, 8/1/2021	2,000,000	2,070,440
5.50%, 8/1/2021	2,000,000	2,166,760
5.25%, 8/15/2024	2,420,000	2,538,991
5%, 11/1/2034	2,000,000	2,002,860
New York City Housing Development Corp., MFHR 5.625%, 5/1/2012	320,000	322,134
New York City Industrial Development Agency, Civic Facility Revenue, Lease (College of Aeronautics Project) 5.45%, 5/1/2018	1,000,000	1,025,330

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue:		
8.841%, 6/15/2015	2,000,000 b,c	2,398,900
5.25%, 6/15/2034	2,000,000	2,056,220
5%, 6/15/2035	2,000,000	2,006,280
New York City Transitional Finance Authority, Revenue:		
8.768%, 5/1/2012	2,000,000 b,c	2,394,760
6%, 11/15/2013	450,000	511,650
5.50%, 11/1/2026	2,000,000	2,243,960
5.25%, 2/1/2029	2,450,000	2,686,572
Zero Coupon, 11/1/2011	2,000,000	1,540,100
New York State Dormitory Authority, Revenues:		
(Consolidated City University System):		
5.75%, 7/1/2009 (Insured; AMBAC)	3,000,000	3,361,170
5.75%, 7/1/2013 (Insured; AMBAC)	1,000,000	1,149,980
5.625%, 7/1/2016	4,000,000	4,540,160
5.75%, 7/1/2016 (Insured; FGIC)	1,000,000	1,123,750
5.75%, 7/1/2018 (Insured; FSA)	1,000,000	1,167,120
(Court Facilities) 5.25%, 5/15/2015	3,000,000	3,293,430
Health Hospital and Nursing Home:		
(Catholic Health of Long Island)		
5%, 7/1/2021	2,000,000	2,020,400
(Department of Health):		
5%, 7/1/2014	2,000,000	2,166,160
5.75%, 7/1/2017 (Prerefunded 7/1/2016)	390,000 a	419,086
(Ideal Senior Living Center Housing Corp.)		
5.90%, 8/1/2026 (Insured: MBIA and FHA)	1,000,000	1,060,450
(Lutheran Medical Center)		
5%, 8/1/2014 (Insured; MBIA)	1,000,000	1,077,580
Mental Health Facilities Improvement		
5%, 2/15/2028	1,000,000	1,007,050
(Miriam Osborn Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,000,000	1,127,730
(Municipal Health Facilities Improvement		
Program) 5.50%, 5/15/2024 (Insured; FSA)	1,000,000	1,058,270
(New York Methodist Hospital) 5.25%, 7/1/2024	1,250,000	1,297,138
(North General Hospital):		
5.20%, 2/15/2015 (Insured; AMBAC)		
(Prerefunded 2/15/2015)	2,000,000 a	2,179,600
5.75%, 2/15/2016	3,000,000	3,320,910
(Winthrop South Nassau University Hospital)		
5.50%, 7/1/2023	1,650,000	1,722,155

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenues (continued):		
(Long Island University) 5.50%, 9/1/2020	1,585,000	1,692,590
(Manhattan College) 5.50%, 7/1/2016	975,000	1,060,810
(New York University) 5.50%, 7/1/2040		
(Insured; AMBAC)	2,500,000	2,825,050
(Rochester University) 5%, 7/1/2034	2,870,000	2,871,177
(State Personal Income Tax)		
5.375%, 3/15/2022	1,000,000	1,076,050
(State University Educational Facilities):		
5.875%, 5/15/2017	2,000,000	2,326,140
5.50%, 5/15/2026 (Insured; FSA)		
(Prerefunded 5/15/2006)	5,000,000 [a]	5,336,450
5.50%, 7/1/2026 (Insured; FGIC)	1,000,000	1,134,630
New York State Housing Finance Agency, Revenue,		
Service Contract Obligation:		
6.25%, 9/15/2010	1,080,000	1,133,125
6.25%, 9/15/2010		
(Prerefunded 9/15/2007)	1,920,000 [a]	2,095,718
5.50%, 9/15/2018	1,650,000	1,773,057
New York State Mortgage Agency,		
Homeownership Mortgage Revenue		
6%, 4/1/2017	1,560,000	1,635,254
New York State Power Authority, Revenue:		
8.26%, 11/15/2015 (Insured; MBIA)	2,000,000 [b,c]	2,308,420
5%, 11/15/2020	2,000,000	2,105,180
New York State Thruway Authority,		
Service Contract Revenue		
(Local Highway and Bridge):		
6%, 4/1/2011	1,955,000	2,140,275
5.75%, 4/1/2019	2,000,000	2,259,160
5.25%, 4/1/2020	2,500,000	2,792,475
New York State Urban Development Corp.		
Revenue:		
Correctional Capital Facilities		
5.70%, 1/1/2016	5,350,000	5,824,385
Correctional & Youth Facilities:		
5.25%, 1/1/2010	2,000,000	2,190,500
5%, 1/1/2027	2,000,000	2,145,140
Personal Income Tax		
5.50%, 3/15/2017 (Insured; FGIC)	2,450,000	2,719,598

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Niagara County Industrial Development Agency, SWDR:		
5.55%, 11/15/2024	1,000,000	1,065,780
5.625%, 11/15/2024	2,000,000	2,134,600
Niagara Frontier Transportation Authority, Airport Revenue (Buffalo Niagara International Airport) 5.625%, 4/1/2029 (Insured; MBIA)	2,000,000	2,070,660
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	891,360
Port Authority of New York and New Jersey (Consolidated Thirty Seventh Series) 5.50%, 7/15/2018 (Insured; FSA)	3,000,000	3,302,310
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007 (LOC; Norstar Bank)	1,500,000	1,662,540
Sales Tax Asset Receivable Corporation 5%, 10/15/2032 (Insured; AMBAC)	2,000,000	2,031,840
Tobacco Settlement Financing Corporation:		
5.50%, 6/1/2018	1,000,000	1,097,420
5.50%, 6/1/2021	3,000,000	3,246,360
Triborough Bridge and Tunnel Authority, Revenue:		
Highway and Toll		
6%, 1/1/2012	2,000,000	2,277,420
Lease (Convention Center Project)		
7.125%, 1/1/2010	905,000	1,013,790
Ulster County Industrial Development Agency, Civic Facility Revenue (Benedictine Hospital Project) 6.40%, 6/1/2014	730,000	733,460
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) 6%, 6/1/2028	1,000,000	933,920
Yonkers Industrial Development Agency, Civic Facility Revenue (Saint Joseph's Hospital) 5.90%, 3/1/2008	1,400,000	1,371,916

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related—7.2%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset Backed 6%, 7/1/2026 (Prerefunded 7/1/2010)	2,000,000 [a]	2,287,060
Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2016 (Insured; FSA)	40,000	45,939
9.15%, 7/1/2016 (Insured; FSA)	2,800,000 [b,c]	3,631,488
Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2019 (Insured; FSA)	2,000,000	2,250,420
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2019 (Insured; MBIA)	1,500,000	1,697,295
Puerto Rico Industrial Medical, Educational and Environmental Pollution Control Facilities Financing Authority, HR (Saint Luke's Hospital Project) 6.25%, 6/1/2010 (Prerefunded 6/1/2006)	880,000 [a]	922,908
Virgin Islands Public Finance Authority, Revenue 5.50%, 10/1/2014	3,000,000	3,158,220
Total Long-Term Municipal Investments (cost $176,181,230)		**185,706,941**
Short-Term Municipal Investment—2.1%		
New York City Transitional Finance Authority, Revenue, VRDN 1.65% (SBPA; Bayerische Landesbank) (cost $4,000,000)	4,000,000 [d]	**4,000,000**
Total Investments (cost $180,181,230)	**98.2%**	**189,706,941**
Cash and Receivables (Net)	**1.8%**	**3,499,031**
Net Assets	**100.0%**	**193,205,972**

Summary of Abbreviations

ACA	American Capital Access	**LOC**	Letter of Credit
AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes
IDR	Industrial Development Revenue		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	38.3
AA		Aa		AA	34.7
A		A		A	18.7
BBB		Baa		BBB	5.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	3.3
					100.0

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At November 30, 2004, these securities amounted to $10,733,568 or 5.6% of net assets.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	180,181,230	189,706,941
Cash		53,806
Interest receivable		2,734,270
Receivable for investment securities sold		1,122,713
Receivable for shares of Beneficial Interest subscribed		35,728
Prepaid expenses		17,021
		193,670,479
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		146,184
Payable for shares of Beneficial Interest redeemed		303,181
Accrued expenses		15,142
		464,507
Net Assets ($)		**193,205,972**
Composition of Net Assets ($):		
Paid-in capital		183,318,585
Accumulated net realized gain (loss) on investments		361,676
Accumulated net unrealized appreciation (depreciation) on investments		9,525,711
Net Assets ($)		**193,205,972**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	153,173,424	30,960,407	9,072,141
Shares Outstanding	10,212,041	2,064,442	604,845
Net Asset Value Per Share ($)	**15.00**	**15.00**	**15.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2004

Investment Income ($):	
Interest Income	**9,575,947**
Expenses:	
Management fee–Note 3(a)	1,109,365
Shareholder servicing costs–Note 3(c)	633,354
Distribution fees–Note 3(b)	250,299
Professional fees	56,831
Registration fees	33,920
Custodian fees	24,933
Prospectus and shareholders' reports	15,423
Trustees' fees and expenses–Note 3(d)	7,150
Loan commitment fees–Note 2	1,384
Miscellaneous	21,170
Total Expenses	**2,153,829**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,272)
Net Expenses	**2,151,557**
Investment Income–Net	**7,424,390**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	363,192
Net unrealized appreciation (depreciation) on investments	(2,836,666)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,473,474)**
Net Increase In Net Assets Resulting from Operations	**4,950,916**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2004	2003
Operations ($):		
Investment income−net	7,424,390	7,997,540
Net realized gain (loss) on investments	363,192	2,135,792
Net unrealized appreciation (depreciation) on investments	(2,836,666)	1,534,494
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,950,916**	**11,667,826**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(5,956,362)	(6,259,123)
Class B shares	(1,153,860)	(1,399,217)
Class C shares	(305,989)	(324,966)
Net realized gain on investments:		
Class A shares	(1,636,350)	(860,744)
Class B shares	(388,816)	(221,850)
Class C shares	(117,987)	(46,702)
Total Dividends	**(9,559,364)**	**(9,112,602)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,193,366	34,678,218
Class B shares	1,516,036	10,737,192
Class C shares	2,253,245	9,800,763
Dividends reinvested:		
Class A shares	5,445,832	4,544,518
Class B shares	934,847	943,227
Class C shares	263,165	226,593
Cost of shares redeemed:		
Class A shares	(24,228,395)	(32,505,161)
Class B shares	(9,836,828)	(12,787,895)
Class C shares	(5,469,081)	(5,766,273)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(13,927,813)**	**9,871,182**
Total Increase (Decrease) in Net Assets	**(18,536,261)**	**12,426,406**
Net Assets ($):		
Beginning of Period	211,742,233	199,315,827
End of Period	**193,205,972**	**211,742,233**

	Year Ended November 30,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	1,000,567	2,258,130
Shares issued for dividends reinvested	360,440	297,517
Shares redeemed	(1,611,266)	(2,129,961)
Net Increase (Decrease) in Shares Outstanding	**(250,259)**	**425,686**
Class B[a]		
Shares sold	99,739	698,935
Shares issued for dividends reinvested	61,860	61,767
Shares redeemed	(651,879)	(837,786)
Net Increase (Decrease) in Shares Outstanding	**(490,280)**	**(77,084)**
Class C		
Shares sold	147,671	638,262
Shares issued for dividends reinvested	17,405	14,840
Shares redeemed	(357,182)	(378,667)
Net Increase (Decrease) in Shares Outstanding	**(192,106)**	**274,435**

[a] *During the period ended November 30, 2004, 226,556 Class B shares representing $3,429,242 were automatically converted to 226,542 Class A shares and during the period ended November 30, 2003, 184,849 Class B shares representing $2,827,145 were automatically converted to 184,846 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2004	2003	2002ª	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.33	15.11	14.80	14.34	14.01
Investment Operations:					
Investment income−net	.58ᵇ	.60ᵇ	.67ᵇ	.68	.69
Net realized and unrealized gain (loss) on investments	(.17)	.30	.31	.46	.42
Total from Investment Operations	.41	.90	.98	1.14	1.11
Distributions:					
Dividends from investment income−net	(.58)	(.60)	(.67)	(.68)	(.69)
Dividends from net realized gain on investments	(.16)	(.08)	–	–	(.09)
Total Distributions	(.74)	(.68)	(.67)	(.68)	(.78)
Net asset value, end of period	15.00	15.33	15.11	14.80	14.34
Total Return (%)ᶜ	2.71	6.11	6.76	8.05	8.17
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.94	.94	.96	.92	.97
Ratio of net investment income to average net assets	3.81	3.94	4.49	4.58	4.92
Portfolio Turnover Rate	21.53	44.33	24.22	23.65	19.02
Net Assets, end of period ($ x 1,000)	153,173	160,371	151,658	149,772	131,482

ª As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.48% to 4.49%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.

ᵇ Based on average shares outstanding at each month end.

ᶜ Exclusive of sales charge.

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.33	15.11	14.80	14.34	14.01
Investment Operations:					
Investment income−net	.50[b]	.53[b]	.59[b]	.60	.62
Net realized and unrealized gain (loss) on investments	(.17)	.29	.32	.46	.42
Total from Investment Operations	.33	.82	.91	1.06	1.04
Distributions:					
Dividends from investment income−net	(.50)	(.52)	(.60)	(.60)	(.62)
Dividends from net realized gain on investments	(.16)	(.08)	−	−	(.09)
Total Distributions	(.66)	(.60)	(.60)	(.60)	(.71)
Net asset value, end of period	15.00	15.33	15.11	14.80	14.34
Total Return (%)[c]	2.18	5.57	6.23	7.50	7.62
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.45	1.44	1.46	1.42	1.48
Ratio of net investment income to average net assets	3.30	3.43	3.97	4.07	4.42
Portfolio Turnover Rate	21.53	44.33	24.22	23.65	19.02
Net Assets, end of period ($ x 1,000)	30,960	39,155	39,763	32,484	36,669

[a] *As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.96% to 3.97%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended November 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.33	15.11	14.81	14.35	14.02
Investment Operations:					
Investment income—net	.46[b]	.48[b]	.55[b]	.57	.58
Net realized and unrealized gain (loss) on investments	(.17)	.31	.31	.46	.42
Total from Investment Operations	.29	.79	.86	1.03	1.00
Distributions:					
Dividends from investment income—net	(.46)	(.49)	(.56)	(.57)	(.58)
Dividends from net realized gain on investments	(.16)	(.08)	–	–	(.09)
Total Distributions	(.62)	(.57)	(.56)	(.57)	(.67)
Net asset value, end of period	15.00	15.33	15.11	14.81	14.35
Total Return (%)[c]	1.94	5.32	5.93	7.23	7.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.69	1.68	1.69	1.67	1.74
Ratio of net investment income to average net assets	3.06	3.16	3.71	3.77	4.18
Portfolio Turnover Rate	21.53	44.33	24.22	23.65	19.02
Net Assets, end of period ($ x 1,000)	9,072	12,216	7,895	4,879	1,787

[a] As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.70% to 3.71%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New York Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from these estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $366,266 and unrealized appreciation $9,558,134.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2004 and November 30, 2003, were as follows: tax exempt income $7,416,210 and $7,983,306, ordinary income $325,673 and $1,430 and long-term capital gains $1,817,481 and $1,127,866, respectively.

During the period ended November 30, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income–net by $8,179 and increased paid–in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended November 30, 2004, the Distributor retained $11,958 from commissions earned on sales of the fund's Class A shares and $94,426 and $3,613 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended November 30, 2004, Class B and Class C shares were charged $175,256 and $75,043, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2004, Class A, Class B and

Class C shares were charged $391,615, $87,628 and $25,014, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $69,111 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $87,768, Rule 12b-1 distribution plan fees $18,522 and shareholder services plan fees $39,894.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2004, amounted to $42,397,655 and $66,561,124, respectively.

At November 30, 2004, the cost of investments for federal income tax purposes was $180,148,807; accordingly, accumulated net unrealized appreciation on investments was $9,558,134, consisting of $10,204,278 gross unrealized appreciation and $646,144 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation,</u> and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier New York Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier New York Municipal Bond Fund, including the statement of investments, as of November 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of November 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier New York Municipal Bond Fund at November 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 5, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended November 30, 2004:

—all the dividends paid from investment income–net are "exempt-interest dividends" (not subject to regular federal income tax and, for individuals who are New York residents, New York State and New York City personal income taxes).

—the fund hereby designates $.0943 per share as a long–term capital gain distribution of the $.1178 per share paid on December 5, 2003, and also designates $.0401 per share as a long–term capital gain distribution of the $.0401 per share paid on July 28, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends and capital gain distributions paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

—————————————

Clifford L. Alexander, Jr. (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

—————————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

――――――――――

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

――――――――――

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 26 investment companies (comprised of 55 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
New York Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation   0021AR1104